Via Facsimile and U.S. Mail
Mail Stop 6010

March 3, 2008

John M. Ferrari
Chief Financial Officer and Treasurer
United Therapeutics Corporation
1110 Spring Street
Silver Spring, MD 20910

Re: United Therapeutics Corporation
Form 10-K for Fiscal Year Ended December 31, 2006
Filed February 28, 2006
Form 10-Q for the Period Ended March 31, 2007
Filed May 4, 2007
Form 10-Q for the Period Ended September 30, 2007
Filed November 1, 2007
File No. 000-26301

Dear Mr. Ferrari:

    We have completed our review of your Form 10-K and Forms 10-Q and have no further comments at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief